Mail Stop 4561
      November 18, 2005

Paul J. Quiner, Esq.
Senior Vice President and General Counsel
Per-Se Technologies, Inc.
1145 Sanctuary Parkway, Suit 200
Alpharetta, GA  30004

Re:  	Per-Se Technologies, Inc.
      Registration Statement on Form S-4
      Filed September 27, 2005
	File No. 333-128612

Dear Mr. Quiner:

	We have reviewed your responses and have the following comment.

Financial Information
1. As you indicated in your response to prior comment 1 of our letter dated October 27, 2005, you are soliciting a shareholder vote on the merger between NCDHealth and Per Se that, if favorable, will result in the sale of NDCHealth`s information management business to a third party. Because it appears that there will not be a separate opportunity for shareholders to vote on the asset sale, the solicitation to authorize the merger is also a solicitation with respect to the asset sale and information related to the asset sale must be provided in the proxy statement, your arguments to the contrary notwithstanding. See Note A to Schedule 14A. Guidance as to the financial statements required in connection with a sale of a substantial part of a company`s assets is provided in Amendment 3 to the publicly available telephone interpretations of the Division of
Corporation Finance (July 2000). See Section H, Question 6. Note that in addition to the audited financial information for the companies and the pro forma information, which you have provided, you must provide unaudited financial statements for the same periods as are required for NCDHealth. Please revise accordingly or provide a written response explaining why the sale does not constitute a substantial part of the company`s assets.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please address all your comments to Maryse Mills-Apenteng at 202-551-3457 or in her absence, to Anne Nguyen, Special Counsel at 202-551-3611. If you still require further assistance, please contact the undersigned at 202-551-3738.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  404-572-5136
      Tyler Dempsey, Esq.
      Alston & Bird LLP
      1201 West Peachtree Street
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Paul J. Quiner, Esq.
Per-Se Technologies, Inc.
November 18, 2005
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